UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20546

Form N-17f-2

Certificate of Accounting of Securities
in the Custody of Management Investment Companies

1. Investment Company Act File Number: 811- 22429			Date examination completed: April 25, 2014
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL X	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact Name of investment company as specified in registration statement: Institutional Investor Trust
4. Address of principal executive office (number, street, city, state, zip code): 201 Center Road, Suite Two, Venice, FL 34285

INSTRUCTIONS:

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

  All items must be completed by the investment company.
  Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

  Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

* * * * *

Institutional Investor Trust

Management Statement
Regarding Compliance with Certain Provisions
of the Investment Company Act Of 1940

We, as members of the management of Institutional Investor Trust (the Trust), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 25, 2014, and for the period from December 31, 2013 through April 25, 2014.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 25, 2014, and for the period from December 31, 2013 through April 25, 2014 with respect to securities reflected in the investment account of the Trust.

Institutional Investor Trust

/s/ Roland G. Caldwell, Jr.

Roland G. Caldwell, Jr., President
May 28, 2014

201 Center Road, Suite Two, Venice, FL 34285-5660

941-493-3600 (Local) • 941-496-4660 (Fax) • 800-338-9476 (Toll Free)

* * * * *

Gregory Sharer & Stuart, P.A. Certified Public Accountants and Business Consultants

Report of Independent Registered Public Accounting Firm

To the Audit Committee
Institutional Investor Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding

Compliance With Certain Provisions of the Investment Company Act of 1940, that Institutional Investor Trust (the Trust) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 25, 2014. Management is responsible for the Trust’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance based on our examination.

Our examination, without prior notice to management, was conducted in accordance with standards of the Public

Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 25, 2014, and with respect to agreement of security purchases and sales, for the period from December 31, 2013 (the date of our last examination) through April 25, 2014:

  Confirmation of all securities held by institutions in book entry form at The Depository Trust Company;
  Reconciliation of all such securities to the books and records of the Trust and the custodian; and
  Agreement of seven security purchases and six security sales since our last report from the books and records of the Trust to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

In our opinion, management’s assertion that Institutional Investor Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 25, 2014 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of the board of trustees, audit committee, and management of Institutional Investor Trust and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

Gregory, Sharer & Stuart, P.A.

/s/ Gregory, Sharer & Stuart, P.A.

St. Petersburg, Florida
May 28, 2014

100 Second Avenue South ~ Suite 600 ~ St. Petersburg, Florida 33701-4336
727/821-6161 / Fax 727/822-4573
www.gsscpa.com